Contact

www.linkedin.com/in/keith-stevens (LinkedIn)

Top Skills

Marketing Strategy
Brand Management
Strategy

Languages

French (Limited Working)
German (Limited Working)

Honors-Awards

Product of the year

Keith Stevens

CEO at Curated Beverages
City of Cape Town, Western Cape, South Africa

Summary

A dynamic and highly successful CEO/MD & Chief Marketing Officer with a career spanning 30 years working for world class companies and more recently Co-Founder and Investor in 2 award winning beverage companies. Deep knowledge of the global Food & Beverage Categories having worked in +30 markets. Core expertise in business strategy, marketing strategy, brand strategy, innovation and leadership. Acknowledged leader, coach and mentor.
Proven track record in growing profits, developing strategy, delivering on committed plans, growing brands & people. A successful entrepreneur, brand creator and brand builder

My Specialties include but are not limited to:
Leadership
Business Strategy and Vision development
Marketing Strategy
Brand Management
Trade Marketing
Channel Strategy
Social media
Innovation
Capability Building
Portfolio Strategy
Positioning
Facilitation
Coaching
Mentoring

Experience

fractional CEO

Co-Founder
February 2023 - Present (1 year 10 months)
South Africa

It's a way for businesses to get hold of CEO talent without it costing a fortune.

Curated Beverages
Chief Executive Officer
June 2020 - Present (4 years 6 months)
United Kingdom

Curated Beverages is a Cape Town based start-up Beverage company with an international footprint. We have developed ABSTINENCE Spirits and Aperitifs - a leading and award winning non-alcoholic drinks brand for all key occasions. The range comprises white spirits (gin alternatives), aperitifs (the classic aperitivo occasion) and dark spirits (Whisky- and soon to be released Rum alternative) and is now sold in 13 countries and counting. Our purpose is to change the way people drink and to recalibrate the world's relationship with alcohol by giving them sophisticated, premium alternatives to either abstain completely or moderate intake and live a life of better balance. We are all at our best when we are in balance. Our ethos – Restore Balance –is at the heart of this. Additionally, we are helping restore balance to the beautiful Cape Floral Kingdom of Cape Town in South Africa, where we sensitively and sustainably source our hero botanicals and ingredients. The Cape Floral Kingdom is the smallest and most diverse of the UNESCO declared Floral Kingdoms around the world, yet most under threat . As a member of 1% for the Planet, we contribute 1% of our annual sales to environmental causes.

Il consigliere
Founder & CEO of il consigliere. Focus Consultancy, Executive Coaching & Mentoring
February 2014 - Present (10 years 10 months)
Cape Town, Western Cape, South Africa

"il consigliere" means "the advisor". "il consigliere" focusses on Executive coaching, talent development, mentoring, thinking partnership & advisory for business. World class facilitation.

the Brandgym
Associate
2013 - Present (11 years)
South Africa

The Brandgym is a premier global marketing strategy consulting company based out of London. My Clients include: SAB, Standard Bank, MMI,J&J

Studio Designs Limited
Chief Commercial Officer

March 2021 - September 2021 (7 months)
Cape Town & Hong Kong

The Company, Studio Designs Limited, is 95% focused towards the Hospitality Industry. We are a leader in the design and manufacture of luxury alarm clocks and award winning Bluetooth speaker alarms. We work directly with hotel operators, interior designers, procurement companies and distributors on new build projects and refurbishments all over the world for some of the finest hotels brands.

PURA Beverage Co
Co-Founder & Chief Marketing Officer
January 2015 - May 2020 (5 years 5 months)
Cape Town Area, South Africa

At Pura Beverage Company, my role focussed on growth and brand development
Key focus areas included:
-The Pura Soda Brand Strategy
-The overarching Marketing Strategy & Plan-including social media, events, activations, PR, annual brand plans, campaigns
-The Innovation Pipeline, not limited to Sodas
-Channel Strategy & trade marketing
-Team leadership & development
-Geographic Strategy for international expansion
-Identifying New Growth Opportunities, eg, Mixers
-The Management of Internal Communications
-Senior Member of the Leadership Team
-Business builder from 2 Employees to 25 employees with extensive functional involvement across Sales, Finance, HR,Manufacturing, Logistics

OgilvyRED, global strategy consulting
CEO
December 2014 - December 2016 (2 years 1 month)
Cape Town Area, South Africa

CEO of OgilvyRED. RED is the global strategy consulting arm of Ogilvy. I have successfully launched RED in Africa consulting to Clients in varied industries-Beverages, Financial Services and Auto. Focus areas have been in business strategy development,brand strategy and brand positioning

Added Value
Managing Director
2006 - January 2014 (8 years)

WPP's premier global marketing strategy consultancy

Masterfoods
Managing Director, Snackfoods, South Africa
January 2005 - December 2005 (1 year)

Global confectionery business

Kettle Foods
Marketing Director-UK
2001 - 2004 (3 years)

Global savoury snacks business

Forte Hotels
Marketing Director
2000 - 2001 (1 year)

UK's leading hotel group

Masterfoods
Various-Senior Marketing and Business Development roles
1989 - 1999 (10 years)

Global confectionery business

United Biscuits
Various-Sales, National Accounts, International
1983 - 1988 (5 years)

UK's leading biscuit and snack company

Education

University of Southampton
Bachelor of Science (BSc), Psychology · (1979 - 1982)